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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                  SAUCONY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80412020
               ---------------------------------------------------
                                 (CUSIP Number)

                                November 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

----------------------------
CUSIP No. 80412020
----------------------------

================================================================================
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Donald A. Yacktman
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF         5    SOLE VOTING POWER

    SHARES                -0-
                  --------------------------------------------------------------
  BENEFICIALLY       6    SHARED VOTING POWER

   OWNED BY               20,000
                  --------------------------------------------------------------
     EACH            7    SOLE DISPOSITIVE POWER

  REPORTING               -0-
                  --------------------------------------------------------------
    PERSON           8    SHARED DISPOSITIVE POWER

     WITH                 193,500(1)

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       193,500
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
       SHARES (SEE INSTRUCTIONS)

       Not Applicable
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%(2)
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================
(1) Includes 173,500 shares beneficially owned by Yacktman Asset Management Co. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.
(2) Mr. Yacktman's percentage of ownership is based upon an aggregate of 3,520,829 shares outstanding as of March 14, 2002.

                               Page 2 of 5 Pages

----------------------------
CUSIP No. 80412020
----------------------------


       Item 1(a).   Name of Issuer:
       ----------   --------------

                    Saucony, Inc.

       Item 1(b).   Address of Issuer's Principal Executive Offices:
       ----------   -----------------------------------------------

                    13 Centennial Drive
                    Peabody, MA  01960

       Item 2(a).   Name of Person Filing:
       ----------   ---------------------

                    The person filing this Schedule 13G is Donald A. Yacktman.

       Item 2(b).   Address of Principal Business Office or, if none, Residence:
       ----------   -----------------------------------------------------------

                    1110 Lake Cook Road, Suite 385
                    Buffalo Grove, Illinois  60089

       Item 2(c).   Citizenship:
       ----------   --------------

                    Mr. Yacktman is a United States citizen.

       Item 2(d).   Title of Class of Securities:
       ----------   ----------------------------

                    Class B Common Stock, $.33-1/3 par value

       Item 2(e).   CUSIP Number:
       ----------   --------------

                    80412020


                               Page 3 of 5 Pages

----------------------------
CUSIP No. 80412020
----------------------------

       Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or
       -------      ---------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

                    (a)[ ] Broker or dealer registered under section 15 of
                           the Act (15 U.S.C. 78o).

                    (b)[ ] Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

                    (c)[ ] Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

                    (d)[ ] Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                    (e)[ ] An investment adviser in accordance
                           with ss.240.13d-1(b)(1)(ii)(E).

                    (f)[ ] An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g)|X| A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h)[ ] A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act(12 U.S.C.1813).

                    (i)[ ] A church plan that is excluded from the
                           definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

       Item 4.      Ownership.
       -------      ---------

                    (a)   Amount Beneficially Owned: 193,500
                    (b)   Percent of Class: 5.5%
                    (c)   Number of shares as to which such person has:

                          (i)   sole power to vote or to direct the vote: -0-
                          (ii)  shared power to vote or to direct the vote:
                                20,000
                          (iii) sole power to dispose or to direct the
                                disposition of: -0-
                          (iv) shared power to dispose or to direct the disposition of: 193,500

                          Mr. Yacktman's beneficial ownership consists of (i) 20,000 shares of Class B Common Stock beneficially owned by the Yacktman Family Trust, whereby Mr. Yacktman's wife serves as trustee; and (ii) 173,500 shares of Class B Common Stock beneficially owned by Yacktman Asset Management Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

       Item 5.      Ownership of Five Percent or Less of a Class.
       ------       --------------------------------------------
                    N/A

                               Page 4 of 5 Pages

----------------------------
CUSIP No. 80412020
----------------------------

       Item 6.      Ownership of More than Five Percent on Behalf of
       ------       ------------------------------------------------
                    Another Person.
                    ---------------

                    N/A

       Item 7.      Identification and Classification of the Subsidiary
       ------       ---------------------------------------------------
                    Which Acquired the Security Being Reported on By the
                    ----------------------------------------------------
                    Parent Holding Company.
                    ----------------------

                    Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co., whose Item 3 classification is Item 3(e), an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

       Item 8.      Identification and Classification of Members of the Group.
       ------       ---------------------------------------------------------

                    N/A

       Item 9.      Notice of Dissolution of Group.
       ------       ------------------------------

                    N/A

Item 10.  Certification.
-------   -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 17, 2002


/s/ Donald A. Yacktman
----------------------------------
Donald A. Yacktman


                               Page 5 of 5 Pages